

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

February 11, 2009

Mr. Richard M. Osborne
Chief Executive Officer
Energy West Incorporated
1 First Avenue South
Great Falls, Montana 59401

> **Re:** **Energy West Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 30, 2008, as amended**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-14183**

Dear Mr. Osborne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief